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    Filed by MedImmune, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934
Subject Company: Aviron
Commission File No. 000-20815

JP Morgan H&Q
20th Annual Healthcare Conference
January 10, 2002

DISCLOSURE NOTICE:

This presentation may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in MedImmune's and Aviron's filings with the SEC. MedImmune and Aviron are developing products for potential future marketing. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. There can be no assurance that Aviron will be integrated successfully or without unanticipated costs.

Aviron stockholders and other investors are urged to read the registration statement on Form S-4, Schedule TO, preliminary prospectus, supplements, final prospectus and other exchange offer documents which have been filed by MedImmune with the Securities and Exchange Commission and the related solicitation/recommendation statement which has been filed by Aviron with the SEC. These documents contain important information which should be read carefully before any decision is made with respect to the offer. Documents filed with the SEC are available for free at the SEC's website at www.sec.gov.

Agenda

  •
  MedImmune Introduction

  •
  Aviron Acquisition and Strategic Rationale

  •
  FluMist™ Opportunity

  •
  Conclusions

MedImmune

  •
  Founded 1988, IPO 1991

  •
  Headquarters in Gaithersburg, MD

  •
  $10B market cap

  •
  S&P 500, S&P 100, NASDAQ 100

  •
  Profitable since 1998

  -
  $540M 2000 revenues (72% 3-year CAGR)

  -
  $1.1B assets ($655M cash)

  -
  $204M LTM cash flow (38% of revenues)

Synagis®
• •	Humanized MAb to prevent serious RSV disease in high risk infants 2000-2001 season end-user sales $490M
Ethyol®
• • •	Chemoprotectant in ovarian and NSCLC Radioprotectant in head and neck cancer Q3 annualized end-user sales $65M
CytoGam®
• •	Attenuation of cytomegalovirus disease in solid organ transplantation patients 2000 end-user sales $36M

MedImmune

  •
  Vertically integrated

  -
  900 employees:

          250 R&D, 300 S&M, 200 Mfg, 150 SG&A

    -
    Three manufacturing plants:

          Gaithersburg, Frederick & Nijmegen

    -
    Three sales forces:

          Hospital (60), Pediatric (90) & Oncology (60)

  •
  R&D focus in infectious disease, immunology and oncology

  •
  Core competencies in antibodies and vaccines

Aviron Acquisition

  •
  $1.5B transaction value

  •
  $47.41 per AVIR share (28% premium) at 11/30/01

  •
  Stock-for-stock, tax free exchange offer

  •
  1.075 MEDI shares for each AVIR share

  •
  Equity ownership
  -
  86% MEDI
  -
  14% AVIR

  •
  Exchange offer expired midnight last night
  -
  94% of AVIR shares tendered

  •
  Anticipate closing by Monday

Strategic Rationale
Excellent Strategic Fit

  •
  Scientific and medical overlap
  -
  Infectious disease
  -
  Respiratory disease
  -
  Vaccine technology
  -
  Pediatrics

  •
  Leverages infrastructure and capabilities
  -
  Product development
  -
  Regulatory
  -
  Manufacturing/QA/QC
  -
  Marketing and sales

Strategic Rationale
Unique Ability to Assess and Execute

•	R&D	Jim Young, PhD
•	Clinical	Frank Top, MD Ed Connor, MD
•	Regulatory	Peter Patriarca, MD
•	Mfg./QC/QA	Gail Wasserman, PhD Ed Goley Ben Machielse
•	Marketing	Jeff Hackman

Strategic Rationale
Excellent Financial Fit

  •
  Dilutive in 2002

  •
  Neutral to cash EPS in 2003

  •
  Double digit accretion thereafter

  •
  Accelerates growth targets '03-'06
  -
  25% annual revenue growth
  -
  30% annual EPS growth

Strategic Rationale
Excellent Financial Fit

Financial Goals

	2002	2003	2006
Revenues	$900M	$1.1 - $1.25B	>$2.1B
Cash EPS	$0.65 - $0.70	$1.15 - $1.20	>$2.50

2006 Operating Metrics (Goals)

  •
  77% to 80% gross margin

  •
  15% to 17% R&D

  •
  21% to 23% SG&A

  •
  Over 40% EBITDA and pre-tax margins

Strategic Rationale
Create Premier Biotech Company

  •
  Two blockbuster products
  -
  Synagis®
  -
  FluMist™

  •
  Rich pipeline
  -
  Antibodies and vaccines
  -
  12 products in clinical testing

  •
  Proven ability to deliver
  -
  Product approvals
  -
  Manufacturing scale-up
  -
  Commercial success
  -
  Financial results

The FluMist™ Opportunity

Influenza

  •
  Most common medically attended acute respiratory illness
  -
  Fever, chills, myalgia, cough, sore throat, nasal congestion, headache, malaise
  •
  Annual U.S. disease burden
  -
  20-50M people infected

  -
  20,000-50,000 deaths

  -
  70M lost work days and 38 M lost school days

  -
  Costs nearly $15B

Sources: MMWR 2001; American Lung Association, 3/01

Influenza

Glezen WP. Emerging infections: pandemic influenza. Epidemiol Rev. 1996; 18(1),64-76.

Influenza

  •
  Vaccination is primary method for prevention
  -
  Annual vaccination

  -
  Inactivated vaccine
  •
  Three manufacturers
  -
  Aventis Pasteur

  -
  Medeva/Evans

  -
  American Home Products
  •
  80 million doses sold annually in U.S.
  -
  Growing at 10%

  -
  Price doubled to approximately $5 recently

  -
  Expected to reach $10 soon
  •
  Anticipate proprietary vaccine pricing for FluMist™

FluMist™
• >20,000 vaccinated in ~20 studies • Positively viewed by pediatric community • Anticipated by recommending bodies • Significant public health impact

FluMist™
Regulatory Status

  •
  Biologics License Application submitted October 2000

  •
  Pre-licensure inspections 1H 2001
  -
  Clinical sites

  -
  Manufacturing sites
  •
  Form 483 observations responded to July 2001

  •
  FDA advisory committee (VRBPAC) July 26-27, 2001

Advisory Committee Outcome

FluMist™ Efficacy

  •
  Strong endorsement overall
  •
  Limited data in children under 18 months

FluMist™ Safety

  •
  FDA analysis in progress
  •
  Database incomplete
  •
  Provisional rejection by Committee
  •
  Issues highlighted
  —
  Pneumonia
  —
  Concurrent immunizations

FluMist™
Regulatory Status

  •
  Complete Response Letter received August 2001
  •
  FDA requested additional information and clarification on clinical results and manufacturing
  •
  Response submitted January 8, 2002
  -
  Significant new data and additional analyses
  -
  Final study reports for Kaiser and Texas trials
  -
  Objective to obtain 2002 approval

Potential Label

  •
  Indication
  -
  Prevention of influenza in healthy individuals
  >18 months and <65 years
  •
  Clinical Pharmacology
  -
  93% efficacy
  -
  37% reduction in flu-associated febrile otitis media
  -
  Reduction in direct/indirect costs
  •
  Precautions/Warnings
  -
  Do not use in persons with history of asthma/wheezing
  -
  Do not administer with other vaccines
  •
  Side Effects
  -
  Mild URI symptoms in some vaccinees
  -
  Low incidence of fever
  •
  Dosage/Administration
  -
  0.5cc Intranasally (0.25 cc in each nostril)
  -
  One dose per season, except first use in children <9 years old (two doses)

FluMist™
Product Development Strategy

  •
  Post-marketing studies planned
  -
  Concurrent immunizations
  -
  Subjects with asthma or history of wheezing
  •
  Yield improvements and capacity expansion
  •
  Product enhancements
  -
  Liquid formulation in Phase 3
  -
  Room temperature formulation in development
  -
  Cell culture production in research

FluMist™
Commercial Structure

  •
  Aviron & AHP co-promote in U.S.; AHP distributes ex-U.S.
  •
  AHP records all end-user sales
  •
  Aviron manufactures frozen FluMist™
  •
  Aviron/AHP share manufacturing of liquid FluMist™
  •
  AHP pays (reimburses) sales and marketing expenses
  •
  Co-fund clinical development costs
  •
  Aviron receives approximately 50% of WW end-user sales and profit

FluMist™
Opportunity

  •
  Tremendous disease burden
  •
  New approach to immunization
  •
  Data supports efficacy
  •
  Complete Response Letter reply addresses remaining issues
  •
  Data support high likelihood of approval

Combined Pipeline

Conclusion

  •
  Proven Success of MedImmune
  -
  Product development
  -
  Commercialization
  -
  Financial results
  •
  FluMist™ offers a near term product opportunity with blockbuster potential
  •
  Aviron acquisition accelerates growth, diversifies revenues, strengthens pipeline, and creates a premier biotech company

QuickLinks

Agenda
MedImmune
MedImmune
Aviron Acquisition
Strategic Rationale Excellent Strategic Fit
Strategic Rationale Unique Ability to Assess and Execute
Strategic Rationale Excellent Financial Fit
Strategic Rationale Excellent Financial Fit
Strategic Rationale Create Premier Biotech Company
The FluMist™ Opportunity
Influenza
Influenza
Influenza
FluMist™ Regulatory Status
Advisory Committee Outcome
FluMist™ Regulatory Status
Potential Label
FluMist™ Product Development Strategy
FluMist™ Commercial Structure
FluMist™ Opportunity
Combined Pipeline
Conclusion